UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)


                      VANGUARD CELLULAR SYSTEMS, INC.
                             (Name of Issuer)


              CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)

                                922022 10 8
                              (CUSIP Number)


     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922022 10 8                                SCHEDULE 13G

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Robert Randolph Richardson
     ###-##-####

2)   Check the Appropriate Box if a Member of a Group
          (a)
          (b) X

3)   SEC Use Only

4)   Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With

           5)  Sole Voting Power

               58,944 shares *

           6)  Shared Voting Power

               2,029,316 shares *

           7)  Sole Dispositive Power

               58,944 shares *

           8)  Shared Dispositive Power

               2,029,316 shares *

     9)   Aggregate Amount Beneficially Owned by Each Reporting
          Person

          2,088,260 shares *

     10)  Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares

          X

     11)  Percent of Class Represented by Amount in Row 9

          5.15 percent

     12)  Type of Reporting Person
          IN

*(Reflects Issuer's three-for-two stock split dated 8/24/94.)

Item 1    (a)  Name of Issuer:

               Vanguard Cellular Systems, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               2002 Pisgah Church Road, Suite 300
               Greensboro, N.C.  27455


Item 2    (a)  Name of Person Filing:

               Robert Randolph Richardson

          (b)  Address of Principal Business Office, or, if none,
Residence:
               Randolph Foundation
               255 E. 49th Street
               New York, N.Y.  10017

          (c) Citizenship:

               United States

          (d) Title of Class of Securities:

               Class A Common Stock, par value $.01 per share

          (e) CUSIP Number:

               922022 10 8

Item 3  Type of Filing:

               Not Applicable.

Item 4 Ownership (at December 31, 1994):

       If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if aplicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a) Amount Beneficially Owned:

           2,088,260 shares of which 26,901 shares are owned directly; 32,043 shares are held of record by a trust of which Mr. Richardson is the sole trustee and 2,029,316 shares are held of record by various trusts of which Mr. Richardson is one of several trustees. The shares shown as beneficially owned do not include 87,972 shares held by a subidiary of Piedmont

           Management Company, Inc., a corporation of which Mr.
           Richardson is an officer and director. Beneficial ownership of the 87,972 shares is denied.


          (b)  Percent of Class:

               5.15 percent

          (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               58,944 shares

          (ii) shared power to vote or to direct the vote

               2,029,316 shares

          (iii)sole power to dispose or direct the disposition of

               58,944 shares

          (iv) shared power to dispose or direct the disposition of

               2,029,316 shares

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Not applicable.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company:

          Not applicable.

Item 8    Identification and Classification of Members of the
Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                                \S\ R. R. Richardson

                              Robert Randolph Richardson


Date:  February  9 , 1995